UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

China Biologic Products Holdings, Inc.
(Name of Issuer)

Ordinary Shares, Par Value $0.0001
(Title of Class of Securities)

G21515104
(CUSIP Number)

Andrew Ang Lye Whatt
Director, Legal & Regulatory
Temasek International Pte. Ltd.
60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891

With Copies to:

Denise Shiu, Esq.
Cleary Gottlieb Steen & Hamilton LLP
45th Floor, Fortune Financial Center
5 Dong San Huan Zhong Lu
Chaoyang District, Beijing, China
Telephone: + 86 10 5920 1080
Facsimile: + 86 10 5879 3902

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. G21515104
1	NAMES OF REPORTING PERSONS
Temasek Holdings (Private) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
990,000 Ordinary Shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
990,000 Ordinary Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
990,000 Ordinary Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)	Percentage calculated based on 38,263,787 Ordinary Shares issued and outstanding as of June 30, 2019 as reported by the Issuer’s Form 6-K filed on August 5, 2019.

CUSIP No. G21515104
1	NAMES OF REPORTING PERSONS
Fullerton Management Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
990,000 Ordinary Shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
990,000 Ordinary Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
990,000 Ordinary Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Percentage calculated based on 38,263,787 Ordinary Shares issued and outstanding as of June 30, 2019 as reported by the Issuer’s Form 6-K filed on August 5, 2019

CUSIP No. G21515104
1	NAMES OF REPORTING PERSONS
Temasek Life Sciences Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
990,000 Ordinary Shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
990,000 Ordinary Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
990,000 Ordinary Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Percentage calculated based on 38,263,787 Ordinary Shares issued and outstanding as of June 30, 2019 as reported by the Issuer’s Form 6-K filed on August 5, 2019.

CUSIP No. G21515104
1	NAMES OF REPORTING PERSONS
V-Sciences Investments Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
990,000 Ordinary Shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
990,000 Ordinary Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
990,000 Ordinary Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Percentage calculated based on 38,263,787 Ordinary Shares issued and outstanding as of June 30, 2019 as reported by the Issuer’s Form 6-K filed on August 5, 2019.

Introduction

This Schedule 13D (this “Schedule”) is being filed by the Reporting Persons (as defined in Item 2 below) and relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer”).

Item 1.	Security and Issuer

This Schedule relates to the Ordinary Shares of the Issuer.  The principal executive offices of the Issuer are located at 18th Floor, Jialong International Building, 19 Chaoyang Park Road, Chaoyang District, Beijing, People’s Republic of China (“PRC”).

The Issuer’s Ordinary Shares are listed on the NASDAQ Stock Market LLC under the symbol “CBPO.”

Item 2.	Identity and Background

This Schedule is filed jointly by the following persons (collectively, the “Reporting Persons”):

1.	Temasek Holdings (Private) Limited, a company incorporated under the laws of the Republic of Singapore (“Temasek”);
2.	Fullerton Management Pte Ltd, a company incorporated under the laws of the Republic of Singapore (“FMPL”);
3.	Temasek Life Sciences Private Limited (“TLS”), a company incorporated under the laws of the Republic of Singapore; and
4.	V-Sciences Investments Pte Ltd, a company incorporated under the laws of the Republic of Singapore (“V-Sciences”).

The address of principal business and principal office of each Reporting Person is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

The principal business of Temasek is as an investment company. The principal business of each of FMPL, TLS and V-Sciences is as an investment holding company.

Neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the person listed in Exhibit 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information regarding each executive officer and director of each of the Reporting Persons is set forth in Exhibit 2 hereto and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used by V-Sciences to acquire the 990,000 Ordinary Shares reported in this Schedule were obtained from funds provided by Temasek.  V-Sciences used a total of approximately $87,241,004.97 in the aggregate, excluding brokerage commissions, to acquire such Ordinary Shares.

V-Sciences, together with Beachhead Holdings Limited (“Beachhead”), PW Medtech Group Limited (“PWM”), Parfield International Ltd. (“Parfield”), CITIC Capital China Partners IV, L.P. (“CITIC Capital”) and HH Sum-XXII Holdings Limited (“Hillhouse”, together with V-Sciences, Beachhead, PWM, Parfield and CITIC Capital, each, an “Initial Consortium Member,” and together with any additional parties who may, after the date thereof, join the Consortium Agreement (as defined below) in accordance with the terms thereof (the “Additional Parties”), collectively, the “Buyer Consortium”), anticipate that, at the price per Ordinary Share set forth in the Proposal (as defined in Item 4 below), approximately $1.93 billion would be expended in acquiring all of the Ordinary Shares owned by shareholders of the Issuer other than the members of the Buyer Consortium and their respective affiliates.

It is anticipated that the funding for the Transaction (as described in Item 4 below) will be provided by a combination of debt and equity financing. The equity financing will be provided by the members of the Buyer Consortium in the form of cash and through the rollover of certain amount of the equity interests in the Issuer held by the members of the Buyer Consortium and their respective affiliates (such equity interests referred to in the foregoing clause, collectively, the “Rollover Securities”).  Debt financing, if used, will be primarily provided by one or more third party financial institutions.

Item 4.	Purpose of Transaction.

In connection with the submission of the Proposal by the Buyer Consortium and the Transaction, on September 18, 2019, the board of directors of the Issuer (the “Board”) granted to Beachhead, PWM, CITIC Capital and HH China Bio Holdings LLC (an affiliate of Hillhouse) a waiver from complying with certain restrictions as agreed under the investor rights agreements entered into by each of such persons and the Issuer, respectively, solely for the purpose of the Proposal and the Transaction and for a period from the effectiveness of such waiver to the earlier of (i) 12 months therefrom, and (ii) the entry into the definitive agreement for the Transaction as recommended by the Special Committee (as defined below) and approved by the Board.  The Board has also determined that each member of the Buyer Consortium shall be an “exempt person” under the Issuer’s currently effective preferred shares rights agreement.

On September 18, 2019, the Initial Consortium Members entered into a consortium agreement (the “Consortium Agreement”), pursuant to which each member of the Buyer Consortium has agreed, among other things, to (i) cooperate with other members of the Buyer Consortium in good faith in arranging financing, engaging advisors and preparing definitive documentation in connection with an acquisition transaction (the “Transaction”) with respect to the Issuer as contemplated by the Proposal (as defined below), (ii) for a period of 12 months after the date of the Consortium Agreement, work exclusively with each other with respect to the Transaction and vote all equity securities held or otherwise beneficially owned by it or its affiliates in the Issuer in favor of the authorization and approval of the Transaction and any definitive documentation in connection therewith, and (iii) cancel the Rollover Securities for no consideration and subscribe for certain number of newly issued shares of a new company to be formed by the Buyer Consortium.

On September 18, 2019, the Buyer Consortium submitted a non-binding preliminary proposal (the “Proposal”) to the Board. In the Proposal, the Buyer Consortium proposed to acquire all of the outstanding Ordinary Shares of the Issuer (other than the Rollover Securities) for $120 per share in cash. The Proposal also provided that, among other things, the Buyer Consortium would (a) conduct customary due diligence on the Issuer and (b) negotiate and execute definitive agreements with respect to the Transaction that would provide for representations, warranties, covenants and conditions that would be typical, customary and appropriate for transactions of this type.  The Proposal further stated that the Buyer Consortium expected that the Board would set up a special committee (the “Special Committee”) comprised of independent and disinterested directors and that the Special Committee will consider the Proposal and make a recommendation to the Board.

If the Transaction is carried out and consummated, the Ordinary Shares of the Issuer will no longer be traded on the NASDAQ Global Market and the registration of the Ordinary Shares of the Issuer under Section 12 of the Act is expected to be terminated. No assurance can be given that any definitive agreement will be entered into or the Transaction will be consummated.  The Proposal provides that it does not constitute any binding commitment with respect to the Transaction and that a binding commitment will result only from the execution of definitive agreements based on the terms and conditions therein.

References to the Consortium Agreement and the Proposal in this Schedule are qualified in their entirety by reference to the Consortium Agreement and the Proposal, copies of which are attached hereto as Exhibits 4A and 4B incorporated herein by reference in their entirety.

Except as set forth in this Schedule, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons purchased the Ordinary Shares for investment purposes.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on the overall market conditions, performance and prospects of the Issuer, other investment opportunities available to the Reporting Persons and other investment considerations, the Reporting Persons may, subject to the restrictions set forth in the Consortium Agreement, hold, vote, acquire or dispose of or otherwise deal with securities, or suggest or take a position with respect to the management, operations or capital structure, of the Issuer, including by taking, proposing or supporting one or more of the actions described in clauses (a)-(j) of Item 4 of Schedule 13D.

As a part of the Reporting Persons’ process of reviewing their investment in the Issuer, the Reporting Persons may, subject to the restrictions set forth in the Consortium Agreement, engage in communications with the Issuer’s directors, management, stockholders and third parties regarding the corporate governance, business, operations, strategy or future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals regarding the same. The Reporting Persons may, at any time and from time to time, subject to the restrictions set forth in the Consortium Agreement, review or reconsider their position and/or change their purpose and/or formulate plans, strategies or proposals and take such actions with respect to their investment in the Issuer, including any or all of the actions described in the foregoing paragraph.

Item 5.	Interest in Securities of the Issuer.

(a)–(b) The following information with respect to the ownership of Ordinary Shares by the Reporting Persons filing this Schedule is provided as of the date of this filing:

Temasek, through its ownership of FMPL, may be deemed to share voting and dispositive power over the 990,000 Ordinary Shares beneficially owned or deemed to be beneficially owned by FMPL, TLS and V-Sciences.

FMPL, through its ownership of TLS, may be deemed to share voting and dispositive power over the 990,000 Ordinary Shares beneficially owned or deemed to be beneficially owned by TLS and V-Sciences.

TLS, through its ownership of V-Sciences, may be deemed to share voting and dispositive power over the 990,000 Ordinary Shares beneficially owned or deemed to be beneficially owned by V-Sciences.

V-Sciences is the direct beneficial owner of 990,000 Ordinary Shares.

Because of the arrangements in the Consortium Agreement, the parties to that agreement may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act.  Neither the filing of this Schedule nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the Ordinary Shares beneficially owned by Beachhead, PWM, Parfield, CITIC Capital and Hillhouse and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth herein, the Reporting Persons have not engaged in any transactions in the Issuer’s securities during the past 60 days prior to the obligation to file this Schedule.  To the knowledge of the Reporting Persons, none of any director or executive officer of any Reporting Person has effected any transactions in the Issuer’s securities during the past 60 days prior to the obligation to file this Schedule.

(d) To the best knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares directly held by V-Sciences, other than each of the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-i(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit 6, with respect to the joint filing of this Schedule and any amendment or amendments hereto.

The descriptions of the principal terms of the Consortium Agreement and the Proposal under Item 4 are incorporated herein by reference in their entirety.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 2* Information regarding the Instruction C persons

Exhibit 4A Consortium Agreement dated September 18, 2019 by and among the Initial Consortium Members (incorporated by reference to Exhibit 1 of the Schedule 13D furnished to the SEC by Beachhead on September 19, 2019)

Exhibit 4B Proposal from the Buyer Consortium to the Board dated September 18, 2019 (incorporated by reference to Annex A of Exhibit 99.1 of the Form 6-K furnished to the SEC by the Issuer on September 19, 2019)

Exhibit 6* Joint Filing Agreement dated September 30, 2019 by and among the Reporting Persons

* Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.

Date: September 30, 2019

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Andrew Ang Lye Whatt
Name: Andrew Ang Lye Whatt
Title: Authorised Signatory

FULLERTON MANAGEMENT PTE LTD

By:	/s/ Cheong Kok Tim
Name: Cheong Kok Tim
Title: Director

TEMASEK LIFE SCIENCES PRIVATE LIMITED

By:	/s/ Lim Siew Lee Sherlyn
Name: Lim Siew Lee Sherlyn
Title: Director

V-SCIENCES INVESTMENTS PTE LTD

By:	/s/ Khoo Shih
Name: Khoo Shih
Title: Authorised Signatory